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                                                                    EXHIBIT 99.4







June 13, 2000


Mr. Arthur W. Huge
Via Facsimile and Hand Delivery

Dear Art:

This letter confirms the agreement between Walter Industries, Inc. (" Walter Industries" or the "Company") and you regarding the terms of your separation from Walter Industries.

      1. You will be separated from Walter Industries effective May 5, 2000 (the effective date).

      2. Even if you do not sign this agreement, Walter Industries has paid to you the compensation that you have earned through the effective date of your separation and any accrued vacation benefits through the effective date of your separation. Similarly, even if you do not sign this agreement, you will be offered benefits to which you are entitled under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), and you will retain all vested benefits you may have under the Walter Industries Profit Sharing Plan, Supplemental Profit Sharing Plan and 401 (k) Plan, if any. Additionally you have been paid the guaranteed bonus detailed in your employment agreement of $150,000 and you have been paid $175,000 representing the remaining 16,667 shares of stock (at $10.50 per share) that is also detailed in your employment agreement.

      3. In consideration and in exchange for your agreements contained in paragraph 4, Walter Industries hereby agrees to provide the following entitlements; provided that this agreement is signed by you and returned on or before July 5, 2000; and provided further that this agreement is not revoked by you within seven (7) days after it is signed by you.

        (a) Commencing as of May 5, 2000, Walter Industries will pay to you a severance allowance in the amount and form of 104 weeks (the "Severance Period") of salary continuation at an annualized rate of $400,000 per year and current auto allowance, less appropriate tax withholding and other authorized and permitted deductions, until the severance allowance is fully paid to you. In the event you should die during such period, the remaining payments shall be paid to your estate as they come due.

        (b) (i)   Your health care coverage as an active employee with Walter
            Industries will terminate effective June 30, 2000. In accordance with COBRA you have the right to continue your health care coverage from your separation date, for a maximum of 18 months or until you have coverage provided by another employer, subject to and in accordance with applicable law. Coverage under COBRA is available to you and your eligible dependent(s) who were enrolled under the Walter Industries Group Insurance Plan for active employees at the time of your separation. Each such dependent losing coverage has the right to make his/her election and pay separate COBRA premiums, if so desired.

            (ii) If you and/or such dependents select COBRA continuation coverage in accordance with applicable law and the Company's policies, during the period from June 30, 2000 until November 5, 2001 for which COBRA continuation coverage is effective, your monthly portion of the COBRA

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            premium will equal the payment required of active employees to maintain coverage under the Walter Industries Group Insurance Plan, as it may change from time to time, and the Company will pay the remainder of such COBRA premium. Such payment of your monthly portion will be made by deductions from your severance checks. Such continued coverage will be subject to the terms and conditions of such health care benefit plans as apply to active employees generally, including the Company's right to amend and terminate such plans. The portion of the premium paid by the Company will be taxable compensation to you. Notwithstanding the foregoing, but in accordance with the provisions of applicable law, the coverage of any COBRA "qualified beneficiary" under the Company's health care benefit plans, including you, will terminate at the time such COBRA "qualified beneficiary" obtains substitute coverage from another employer.

            (iii) During the COBRA portion of the Severance Period (in the event you elect to secure health insurance from a private provider in lieu of COBRA) and during the post-COBRA portion of the Severance Period, the Company will pay to you monthly an amount equal to the difference between your monthly cost of coverage from a private provider (or one-twelfth of the annual cost of such policy) and the amount you would have paid for coverage as an employee of the Company, not to exceed the amount that the Company would otherwise pay pursuant to subparagraph (ii) above. The Company's obligation to make such payments shall cease in the event you obtain coverage through another employer. The portion of the premium paid by the Company will be taxable compensation to you and the amount so paid will be subject to applicable withholding.

      (c) You will be entitled to executive outplacement for up to eight months at a firm contracted by the Company plus a lump-sum payment of $2,500.

      (d) Walter Industries will pay to you $148,500, representing payment in full of the Company's obligation for the purchase of an annuity as provided in your employment agreement dated June 1, 1999.

      (e) Walter Industries will pay to you $60,000 in lieu of any or all contributions to which you may be entitled to pursuant to the Walter Industries Inc. Profit Sharing Plan.

      (f) The lump-sum amounts provided for in subparagraphs (c), (d) and (e) above, shall be paid (subject to applicable withholding) to you, or in the event of your death to your estate, within three business days of the expiration of the seven-day period set forth in paragraph 6(c) of this agreement.

      4. In consideration and in exchange for the entitlements set forth in paragraph 3 above, you hereby agree.

      (a) On behalf of yourself and anyone claiming through you, to release, acquit, and discharge forever Walter Industries, Inc., and any of its predecessors, successors, assigns, past and present officers, owners, representatives, directors, employees, consultants, divisions, subsidiaries, affiliates, partners, parent organizations and anyone claiming through them (hereinafter "the Companies" collectively), from any and all manner of claims whatsoever which you ever had or may in the future have or hold against the Companies, known and unknown, arising out of your employment with any of the Companies and/or the cessation of your employment with any of the Companies. Said claims or causes of action include, but are not limited to, claims or causes of action under the Age Discrimination in Employment Act and relevant state and/or municipal statutes; suits for employment discrimination under 42 U.S.C. Sec 2000e and 42 U.S.C. Sec 1981 and relevant state and/or municipal statutes; claims or causes of action under the Civil Rights Act of 1991 and relevant state and/or municipal statutes; claims or causes of action for discrimination on the basis of the Americans with Disabilities Act and relevant state and/or municipal statutes; claims or causes of action under the Employee Retirement Income Security Act of 1974, as amended; claims or causes of action under the Equal Pay Act of 1963, as amended; claims or causes of action under the Older Workers Benefits

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            Protection Act; claims or causes of action under the Fair Labor
            Standards Act, as amended, and relevant state and/or municipal statutes; claims or causes of action under the Family and Medical Leave Act of 1993, as amended, and relevant state and/or municipal statutes; claims or causes of action for wrongful discharge; any claims for wrongful discharge, breach of contract, fraud, misrepresentation or any compensation claims, including compensation damages, punitive damages, attorney fees, costs and expenses; and claims or causes of action for breach of any alleged contract or public policy arising from your employment with any of the Companies. Notwithstanding this waiver, you do not waive rights or claims that may arise from (i) events after the date this waiver is executed, other than events expressly contemplated by this letter agreement or (ii) the Company's failure to abide by the terms of this agreement.

      (b) You will not bring any legal action against the Companies for claims, potential or actual, waived under this agreement. You further agree that should you bring any type of administrative or legal action arising out of claims waived under this agreement, you will bear all legal fees and costs, including those of the Companies.

      (c) You represent and agree that the release in paragraph (a) above is given in exchange for fair and adequate consideration.

      (d) You have returned to Walter Industries all company property in your possession in good working order, ordinary wear and tear excepted, including, but not limited to: company vehicles; credit cards; equipment (including, without limitation, computer equipment); supplies; samples; prototypes; keys; and documents such as client lists, price lists, phone listings, and equipment lists. An accurate and documented expense report, for any and all reimbursable expenses you incurred up to and including the date of your separation, must be submitted to Walter Industries within forty-five (45) calendar days following the date of your separation. Any expenses, otherwise reimbursable to you, turned in after this forty-five (45) day period will not be reimbursed.

      (e) You will reasonably cooperate with the Companies, at their expense, in their defense of or other participation in any administrative, judicial or other proceeding arising from any charge, complaint or other action which has or may be filed.

      (f) You will not disclose any confidential information you acquired while an employee of the Companies, to any other person or entity, or use such information in any manner until and unless such confidential information shall have become, through no fault of you, generally known to the public or you are required by law to make disclosure.

      5. In the event that you breach any of your agreements under paragraph 4, any outstanding obligations of Walter Industries hereunder will immediately terminate.

      6. Walter Industries hereby advises you as follows pursuant to the Older Workers Benefits Protection Act of 1990:

            (a) You have the right to consult with an attorney before signing this agreement.

            (b) You have twenty-one (21) days from the date of receipt of this letter to consider this agreement.

            (c) If you do sign this agreement, you have seven (7) days after signing it to revoke this agreement and this agreement will not be effective and no payments, pursuant to paragraph 3 of this agreement, will be made to you until this seven (7) day revocation period has expired.

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      7.    The provisions of this agreement are severable. If any provision or portion thereof is held to be invalid or unenforceable, it will not affect the validity or unenforceability of any other provisions or portions thereof.

      8. You represent that you have thoroughly read and considered all aspects of this agreement, that you understand all of its provisions, and that you are voluntarily entering into this agreement.

      9. The parties agree that nothing in this agreement is an admission by any party hereto of any act, practice, or policy of discrimination or breach of contract either in violation of applicable law or otherwise, and that nothing in this agreement is to be construed as such by any other person.

      10. Neither the Company nor you will, directly or indirectly, make, have made or cause to be made any statements to third parties criticizing or disparaging the other or commenting on the character or business reputation of the other.

      11. This agreement sets forth the entire agreement between you and Walter Industries and supersedes any and all prior oral and/or written agreements or understandings between you and Walter Industries concerning the subject matter. This agreement may not be altered, amended or modified, except by a further written document signed by you and Walter Industries.

If you are willing to enter into this agreement, please date and sign the enclosed copy of this agreement in the space indicated below, and return that copy to me no later than July 5, 2000. As noted above, you have seven (7) days after you sign this agreement to revoke the agreement should you wish to do so.

Sincerely,






Accepted and agreed to this _________ day of ___________ 2000.


_____________________________________________________________________





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                                     RECEIPT




I, _________________________, received from _______________________, a copy of the attached separation agreement dated __________________, on this date.

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Name

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Date